

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Mahmood Moshiri
Chief Executive Officer
Panacea Global, Inc.
88 Toporowski Ave, Richmond Hill,
Ontario, Canada, L4S2V6

      Re: **Panacea Global, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed April 15, 2011
              File No. 000-30424

Dear Mr. Moshiri:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Tom Kluck

                    Tom Kluck
                    Legal Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP